Exhibit 23.3

Date: September 25, 2020

Datto, Inc.

101 Merritt 7

Norwalk, CT 06851

Dear Sirs or Madams:

We, Frost & Sullivan of 3211 Scott Blvd, #203, Santa Clara, California, 95054, hereby consent to the filing with tire Securities and Exchange Commission of a Registration Statement on Form S-l (the “S-l”). and any amendments thereto, of Datto, Inc., and any related prospectuses of (i) our name and all references thereto, (ii) all references to our preparation of an independent overview of the “Global Total Addressable Market (TAM) Assessment on the Managed Service Provider (MSP) Market” (the “Industry Report”), and (iii) the statement(s) set out in the Schedule hereto. We also hereby consent to the filing of this letter as an exhibit to tire S-l.

We further consent to tire reference to our firm, under the caption “Our Market Opportunity” in the S-l, as acting in tire capacity of an expert in relation to tire preparation of the Industry Report and the matters discussed therein.

Regards,

/s/ Debbie Wong

Name: Debbie Wong

Designation: Vice President

For and on behalf of

Frost & Sullivan

SCHEDULE

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Our platform enables MSP partners to manage and grow their businesses serving the SMB IT market. The SMB IT market itself represents a massive opportunity, with Gartner estimating global SMB IT spend in 2019 reaching $1.2 trillion and growing at a 4.6% compound annual growth rate, or CAGR. through 2023.

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We believe that MSPs represent the future of IT management for SMBs. We commissioned Frost & Sullivan, a third party market research company, to conduct an independent study to assess the portion of tire overall SMB IT market related to managed services and our addressable market. According to tire study, there were approximately 125,000 MSPs globally and the MSP portion of the SMB IT market represents approximately $137 billion in 2019. This portion is estimated to grow at a 16.4% CAGR from 2019 to 2023, growing nearly four tunes as fast as the overall SMB IT market.

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Our integrated platform for MSPs is purpose-built to enable tire end-to-end delivery of managed IT services to SMBs. To assess our addressable market. Frost & Sullivan surveyed MSPs globally and analyzed their spending of all market products and solutions related to Unified Continuity. Networking, and Business Management in the Americas. EMEA, and APAC regions. Based on this analysis, our total global market opportunity was estimated to be approximately $28 billion in 2019, growing at an expected CAGR of 17.0% to approximately $52 billion by 2023. Of the $28 billion, $16 billion was attributable to tire Americas. $5 billion was attributable to EMEA and $7 billion was attributable to APAC. Our total market opportunity in the Americas was expected to grow at an 18.8% CAGR from 2019 to 2023.

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To calculate our addressable market for Unified Continuity and Networking solutions by region. Frost & Sullivan multiplied their estimate of the total number of MSPs selling those solutions by their estimates of the average number of SMBs served per MSP and the average price MSPs paid for those solutions to serve each SMB customer in that region. To calculate our addressable market for Business Management solutions by region. Frost & Sullivan multiplied their estimate of the total number of MSPs by the average sales price of those solutions in that region.

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